 SEC Form 4
FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940
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1. Name and Address of Reporting Person* Best, Rhys J. (Last) (First) (Middle) 15660 N. Dallas Parkway, Suite 500 (Street) Dallas, TX 75248 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol Lone Star Technologies, Inc. LSS 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for (Month/Day/Year 02/18/2003 5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

   Director      10% Owner
X Officer (give title below)        Other (specify below)

Description           Chairman, President & Chief Executive Officer
7. Individual or Joint/Group
    Filing (Check Applicable Line)

X   Form filed by One Reporting Person
     Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2.Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4, and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	A/D	Price
Common Stock								116,905	D	(1)
Common Stock								668	I	(2)

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Transaction Code (Instr.8)		5. Number of Derivative Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4 and 5)		6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr.4)	10. Owner- ship Form of Deriv- ative Securities: Direct (D) or Indirect (I) (Instr.4)	11. Nature of Indirect Beneficial Ownership (Instr.4)
				Code	V	A	D	DE	ED	Title	Amount or Number of Shares
Option (right to buy)	$6.875							(1)	2/15/05	Common Stock	10,000	(10)	10,000	D
Option (right to buy)	$11.0625							(2)	2/20/06	Common Stock	15,000	(10)	15,000	D
Option (right to buy)	$19.0625							(3)	2/17/07	Common Stock	50,000	(10)	50,000	D
Option (right to buy)	$31.28125							(4)	2/19/08	Common Stock	40,000	(10)	40,000	D
Option (right to buy)	$13.00							(5)	2/22/09	Common Stock	100,000	(10)	100,000	D
Option (right to buy)	$34.0625							(6)	2/15/10	Common Stock	100,000	(10)	100,000	D
Option (right to buy)	$39.27							(7)	2/20/11	Common Stock	75,000	(10)	75,000	D
Option (right to buy)	$15.075							(8)	2/19/12	Common Stock	75,000	(10)	75,000	D
Option (right to buy)	$16.515	02/18/2003		A		65,000		(9)	2/18/13	Common Stock	65,000	(10)	65,000	D

Explanation of Responses:

(1) Cumulative installments of 2,500 shares each on and after February 15, 1996, 1997, 1998 and 1999.
(2) Cumulative installments of 3,750 shares each on and after February 20, 1997, 1998, 1999 and 2000.
(3) Cumulative installments of 12,500 shares each on and after February 17, 1998, 1999, 2000 and 2001.
(4) Cumulative installments of 10,000 shares each on and after February 19, 1999, 2000, 2001 and 2002.
(5) Cumulative installments of 25,000 shares each on and after February 22, 2000, 2001, 2002 and 2003.
(6) Cumulative installments of 25,000 shares each on and after February 15, 2001, 2002, 2003 and 2004.
(7) Cumulative installments of 18,750 shares each on and after February 20, 2002, 2003, 2004 and 2005.
(8) Cumulative installments of 18,750 shares each on and after February 19, 2003, 2004, 2005 and 2006.
(9) Cumulative installments of 16,250 shares each on and after February 18, 2004, 2005, 2006 and 2007.
(10) Employee stock option granted under Issuer's 1985 Long-Term Incentive Plan.

By:	Date:
/s/ Rhys J. Best	02/19/2003

** Signature of Reporting Person	SEC 1474 (9-02)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).
** Intentional misstatements or omissions of facts constitute Federal Criminal Violations See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
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Additional Information Reported For This Form
Name and Address of Reporting Person* Best, Rhys J. (Last) (First) (Middle) 15660 N. Dallas Parkway, Suite 500 (Street) Dallas, TX 75248 (City) (State) (Zip)	Issuer Name and Ticker or Trading Symbol Lone Star Technologies, Inc. LSS	Statement for (Month/Day/Year) 02/18/2003

7. Nature of Indirect Beneficial Ownership
(1) Includes 1,905 shares purchased by the Reporting Person pursuant to Issuer's Employee Stock Purchase Plan and 100,000 shares of restricted stock granted under Issuer's 1985 Long-Term Incentive Plan.
(2) Held by Putnam Trust Company as trustee of Issuer's Capital Accumulation and Cap-Plus Plan.

The filing of this statement shall not be deemed an admission that the Reporting Person is, for purpose of Section 16 of the Act or otherwise, the beneficial owner of any equity securities covered by this statement.